For Immediate Release                                        February 11, 2004

                      Increased Dividend at Bowl America

Bowl America today paid the first dividend at its higher quarterly rate of $.135 per share, the second increase in less than a year. Bowl America has increased its per share dividend for 32 consecutive years.

Earnings declined slightly for the Company's second quarter which ended December 28, 2003 to $.17 per share from $.20 per share in the comparable period last year. For the six months, earnings per share increased to $.48 from $.25 in the prior fiscal year. The increase resulted from the sale of a money-losing bowling center in August 2003. Without this profit, the current six-months earnings would be $.23 per share.

The extremely mild weather in the first two months of the quarter depressed open play bowling. Additionally, our Florida centers appear to have been impacted by the newly imposed indoor smoking ban.

Bowl America operates eighteen bowling centers and its stock trades on the American Stock Exchange with the symbol BWLA. The Company's SEC Form 10-Q is available at www.bowlamericainc.com.